Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON NOVEMBER 19, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at No.58 Yuanxi Road, Yuanhua Industrial Park, Haining, Zhejiang, China, on November 19, 2019 at 11:00 a.m. (Beijing time) for the following purposes:

1.	To re-elect Mr. Kangping Chen (whose resume is attached hereto as Exhibit A) as a director of the Company;
2.	To re-elect Mr. Xianhua Li (whose resume is attached hereto as Exhibit A) as a director of the Company;
3.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2019;
4.	To authorize the directors of the Company to determine the remuneration of the auditors;
5.	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit;
6.	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2018, and the report of the board of directors; and
7.	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on October 24, 2019 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2018 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2018, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2018 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China, Attention: Ms. Jojo Chang, or by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. November 13, 2019 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the shares. The Depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li

Chairman of the Board of Directors

Date: October 24, 2019

Exhibit A

Resume of candidates for directors:

Mr. Kangping Chen is a founder, director and the chief executive officer of our company. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans.

Mr. Xianhua Li is a founder, director and vice president of our company. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities.